UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2017

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

CAMTEK LTD.

On March 15, 2017, Rudolph Technologies Inc. ("Rudolph") filed an amended complaint in its long-running litigation against Camtek Ltd. (the "Company") relating to the alleged infringement of Rudolph's U.S. Patent 7,779,528 (the "'528 Patent") by the Company's Condor and Gannet inspection products. Such litigation had been stayed since 2011 pending the outcome of the patent validity reexamination proceedings in the U.S. Patent Office initiated by the Company, which were recently concluded, by the affirmation by the Federal Circuit of the invalidity of 15 out of the 18 528 Patent claims reexamined. Following such affirmation of invalidity of 15 out of the 18 claims, the stay was not renewed in March 2017, and the aforementioned amended complaint was filed. In the amended complaint, Rudolph alleges that the Company’s Condor, Gannet, Falcon and Eagle inspection products sold in the United States infringe various claims of the '528 Patent, and also alleges that that the Company’s Condor and Gannet inspection products sold in the United States infringe various claims of Rudolph's U.S. Patent No. 6,826,298 (the "'298 Patent").  Rudolph is also requesting to recover certain damages for some of the Company's Falcon inspection products which Rudolph alleges it was not able to recover in the previous '298 Patent case. The Company believes that it has good defenses to the allegations set forth in the amended complaint, and intends to vigorously defend the matter.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: March 23, 2017